SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 18, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: September 18, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                Protherics PLC

                  Protherics submits Voraxaze™ BLA in the US

London, UK; Brentwood, TN, US; 18 September 2006 - Protherics PLC ("Protherics"
or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces that it has submitted a Biological
License Application ("BLA") to the Food and Drug Administration ("FDA") in the
US for Voraxaze™.  Voraxaze™ is an adjunctive therapy for patients experiencing or at risk of toxicity from methotrexate ("MTX"), a widely used anti-cancer agent.  Patients are considered at risk of MTX toxicity if they have impaired renal function, which can lead to a delay in MTX elimination, or have evidence of delayed elimination based on MTX levels.

Clinical trials in the US and Europe have shown that Voraxaze™ rapidly and predictably reduces MTX concentration in the blood of patients in whom its elimination has been delayed.  This reduces the risk of serious toxicities and death which can result from prolonged exposure to MTX following high dose methotrexate therapy (HDMTX).  Voraxaze™ was well-tolerated, with only 8% of
329 patients reporting adverse events that were considered to be related to
Voraxaze™.  See About Voraxaze™ for more details.

Assuming a successful regulatory review, Protherics expects to gain marketing approval in the US in the second half of 2007.  In the EU, Protherics submitted a Marketing Authorisation Application (MAA) to regulators in July 2005 and anticipates an approval in the first half of 2007.  Protherics is planning to launch Voraxaze™ in the US and EU through the Company's own in-house sales and marketing operation together with local partners.  There are no other drug treatments available for patients capable of reducing MTX levels in the blood.

Voraxaze™ will initially be used as an intervention to treat those patients experiencing or at risk of significant toxicity, as described above, due to MTX following HDMTX.  In the future, Voraxaze™ may prove suitable for more routine adjunctive use with HDMTX to reduce the risk of toxicity and thereby allow optimisation of MTX therapy.  The Company is preparing to initiate a number of planned use studies with a view to expanding the potential use of
Voraxaze™ into the larger planned use market.  Protherics estimates that
Voraxaze™ could address a global market opportunity of up to $200 million per annum in the future.

Andrew Heath, Chief Executive of Protherics, said:

"Voraxaze is an important drug that holds significant promise for cancer therapy, both as an intervention and planned use agent.  With marketing applications now submitted in both the US and EU we look forward to the prospect of launching our first product through our own in-house sales and marketing team in 2007."

For further information please contact:

Protherics

Andrew Heath, CEO                                           +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                           +1 615 327 1027

Financial Dynamics - press enquiries

London: Ben Atwell, David Yates, Anna Keeble                +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                          +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and oncology.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline.  With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and
Europe.

The Company's two lead programmes are: CytoFab™, for severe sepsis, where encouraging phase 2b data led to a major GBP195m ($340m) out-licensing deal with
AstraZeneca in late 2005; Voraxaze™, for the control of high dose methotrexate therapy in cancer, where product approvals in the US and EU are anticipated in 2007 initially as an intervention when MTX blood levels remain dangerously high following high doses for the treatment of cancer.

Additional products in development include Prolarix™, a targeted cancer therapy for primary liver cancer and other select tumours, currently in phase 1;
and an Angiotensin Therapeutic Vaccine (treatment of hypertension), where encouraging phase 2a results have been demonstrated and another phase 2a is planned with an improved formulation in 2007.

The majority of the Company's sales revenues (GBP17.7m in the year ended 31 March
2006) are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

With headquarters in London, the Company has approximately 200 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

About Voraxaze™

Voraxaze is a unique drug that allows clinicians to control the removal of methotrexate (MTX) from the body and thereby improve its side effect profile at higher doses.

Voraxaze contains a recombinant enzyme (glucarpidase) which acts by rapidly and markedly reducing MTX concentrations in the blood, which can sometimes be at dangerously elevated levels.

Voraxaze (previously CPG2) Rapidly Reduces Circulating MTX

In clinical studies, a total 25/329 (8%) patients reported 50 adverse events with a possible relationship to Voraxaze; about a third of these were allergic reactions (burning sensation, flushing, hot flush, allergic dermatitis, feeling hot, pruritis, hypersensitivity).  Two of the adverse events were considered serious, hypertension and arrhythmia, but neither was definitively associated with use of Voraxaze and the latter was considered more likely to be associated with MTX.

IDIS is currently the global distributor of Voraxaze, excluding the US, for named patient sales. For more information, visit http://www.protherics.com/
products/Oncology_Products.asp

Methotrexate

Methotrexate is a widely used anti-cancer drug which is often used in high-doses
(>1g/m2) in certain types of cancer. However, methotrexate can result in reduced kidney function particularly when used in high doses. This further delays the elimination of methotrexate from the body leading to mucositis, increased haematological toxicity, increased risk of sepsis and in some instances death.

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.